Exhibit 99.11

Say Hello to CraftGrow: Tweed Bringing Three New Producers to Main Street

Licensed Producers AB Laboratories Inc., part of Invictus MD, JWC Ltd. and Canada’s Island Garden to sell distinct small batch cannabis through Tweed Main Street, bringing new variety and diversity to over 50,000 registered patients.

SMITHS FALLS, ON, April 19, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”), is pleased to announce the launch of Tweed’s curated CraftGrow line, which brings high quality cannabis grown by a diverse set of producers to Tweed Main Street’s customers. In line with the level of variety customers have come to expect, Tweed will proudly showcase the history and unique growing methods of each CraftGrow producer.

“Our company recognizes the diverse needs of patients and is proud to bring them the highest quality products that we grow in our own facilities, while introducing them to producers that each bring a unique offering forward,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Telling the story of cannabis cultivators, big and small, is essential to a successful market for medical cannabis. Having put together the infrastructure of over 100 customer care staff, as well as packing and fulfilment staff capable of shipping thousands of orders a day, we are in a unique position to support smaller producers getting to market, and to help patients find the products they need from an ever wider selection.”

By participating in CraftGrow, Access to Cannabis for Medical Purposes Regulations (“ACMPR”) license applicants and Licensed Producers can utilize components of the Company’s platform including high quality genetics sourced from around the world, industrial scale cannabis oil extraction infrastructure, a rigorous product Quality Assurance program, the Tweed Main Street online marketplace as well as award winning customer care and call centre capabilities. Access to these Canopy Growth platform components can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them get to market much faster to the benefit of all medical cannabis patients.

As a staring point, three distinct partners are joining CraftGrow, all with different growing styles and approaches to cannabis. They are: AB Laboratories Inc., Canada’s Island Garden, and JWC Ltd.

“As a fairly new Licensed Producer with a market capitalization less than our peers, we are able to utilize Canopy Growth’s existing infrastructure giving us access to a wider market,” said Dan Kriznic, Chairman & CEO, Invictus MD, on behalf of AB Laboratories. “By collaborating with Canopy Growth, we are committed to improving access to multiple high quality brands through a better online experience.”

Prince Edward Island-based partner, Canada’s Island Garden will sell many of its products under the CraftGrow banner as a way to introduce themselves to a wider market. Edwin Jewell, Island Garden’s president commented, “We are proud of our operations here in PEI and as one of the few producers based in Atlantic Canada we see CraftGrow as a way to raise our profile and bring a little bit of PEI to the rest of Canada.”

Finally, JWC will join CraftGrow with a vision for advancing the technological side of cannabis production. “JWC is happy to participate in the CraftGrow program. It is a unique opportunity to showcase our products and techniques, and a unique opportunity to highlight and share our advanced Aeroponic growth techniques. Technology is a vital part of this industry, and it is through partnerships such as this that we are able to rapidly advance the technological tools at our disposal,” said Nathan Woodworth, President of JWC Ltd.

By choosing to partake in CraftGrow, producers with cultivation and sales licenses can furnish their harvests to Tweed, on a wholesale basis for sale through Tweed Main Street. All CraftGrow cannabis is subject to Tweed’s rigorous Quality Assurance program, including accredited lab testing, prior to being approved for sale.

Licensed producers and pre-license applicants interested in the CraftGrow program are encouraged to contact Devin McGee (devin.mcgee@canopygrowth.com) or Owen Smith (owen.smith@canopygrowth.com). More information and more cannabis variety will be available soon at tweedmainstreet.com

Here’s to Future Craft Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. (TSXV: IMH, OTC: IVITF) is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

About JWC Ltd.

James E Wagner Cultivation Ltd is a family business, founded by a group of dedicated growers who honed their craft under the MMAR program. After years of research we developed a unique aeroponic approach to Cannabis production, and under the ACMPR JWC is proud to bring their product to the patients of Canada.

About Canada’s Island Garden:

Canada’s Island Garden Inc. operates within a new and highly regulated system under the terms of the Access to Cannabis for Medical Purposes Regulations (ACMPR). As a horticultural business it also stands on the shoulders of generations of farming Jewells and the culture of Prince Edward Island. We know the origin, quality and potency of medical marijuana is important to you. We make this promise: Our horticultural experience, pristine environment and stringent quality controls will result in a consistent and high quality product at a reasonable price. All delivered with exceptional Prince Edward Island customer service.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 19-APR-17